FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of July 2004

HOLMES FINANCING (No 6) PLC
HOLMES FUNDING LIMITED
HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . . .

Holmes Financing No 6 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited

For Period 09 June 2004 to 08 July 2004

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements

	Current Period	
	Number	£000's
Brought Forward	417,772	29,994,331
Replenishment	14,565	1,270,653
Repurchased	(7,881)	(532,906)
Redemptions	(9,267)	(940,209)
Losses	(8)	(16)
Capitalised Interest	0	4,369
Other Movements	0	1
Carried Forward	415,181	29,796,223

	Cumulative	
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	828,063	61,592,697
Repurchased	(237,756)	(16,724,777)
Redemptions	(289,855)	(21,513,333)
Losses	(462)	(793)
Capitalised Interest	0	43,215
Other Movements	0	0
Carried Forward	415,181	29,796,223

	Period CPR	Annualised CPR	
1 Month	4.94%	76.51%	**(including
3 Month	14.08%	70.64%	redemptions and
12 Month	54.67%	54.67%	repurchases)

** The annualised CPR's are expressed as a percentage of the
  outstanding balance at the end of the period

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 June 2004 to 08 July 2004

All values are in thousands of pounds sterling unless otherwise stated

Asset Profiles

Weighted Average Seasoning	32.12	months
Weighted Average Loan size	£71,766.83	
Weighted Average LTV	71.22%	*** (see below)
Weighted Average Indexed LTV	54.97%	using Halifax House Price Index
Weighted Average Indexed LTV	54.33%	using Nationwide House Price Index
Weighted Average Remaining Term	18.48	Years

Product Type Analysis	£000's	%
Variable Rate	8,822,662	29.61%
Fixed Rate	5,911,571	19.84%
Tracker Rate	15,061,991	50.55%
	29,796,223	100.00%

As at 08 July 2004 approximately 7.5% of the loans were flexible loans

Repayment Method Analysis	£000's	%
Endowment	6,686,272	22.44%
Interest Only	4,281,717	14.37%
Repayment	18,828,233	63.19%
	29,796,223	100.00%

As at 08 July 2004 approximately 14.86% of the loans were written under Abbey's policy of non-income verification

Loan Purpose Analysis	£000's	%
Purchase	22,665,987	76.07%
Remortgage	7,130,236	23.93%
	29,796,223	100.00%

Mortgage Standard Variable Rate

Effective Date	Rate
01 July 2004	6.50%
01 June 2004	6.25%
01 March 2004	6.00%
01 December 2003	5.75%

All values are in thousands of pounds sterling unless otherwise stated

Geographic Analysis

Region	Number	£000's	%
East Anglia	17,043	1,141,474	3.83%
East Midlands	22,746	1,414,925	4.75%
Greater London	67,514	6,284,834	21.09%
North	17,955	948,968	3.18%
North West	47,085	2,682,455	9.00%
Scotland	27,597	1,520,333	5.10%
South East	107,305	9,188,753	30.84%
South West	32,966	2,340,808	7.86%
Wales	20,140	1,081,283	3.63%
West Midlands	28,247	1,739,007	5.84%
Yorkshire and Humberside	25,949	1,412,531	4.74%
Unknown	634	40,852	0.14%
Total	415,181	29,796,223	100.00%

Original LTV Bands

Range	Number	£000's	%
0.00 - 25.00	13,962	595,000	2.00%
25.01 - 50.00	70,665	4,270,609	14.33%
50.01 - 75.00	146,879	11,593,247	38.91%
75.01 - 80.00	22,348	1,781,828	5.98%
80.01 - 85.00	27,583	2,274,162	7.63%
85.01 - 90.00	51,477	4,238,599	14.23%
90.01 - 95.00	82,267	5,042,778	16.92%
Total	415,181	29,796,223	100.00%

*** The balance is the current outstanding balance on the account
including accrued interest. The LTV is that at origination and
excludes any capitalised high loan to value fees, valuation fees
or booking fees.

Holmes Financing No 6 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited

For Period 09 June 2004 to 08 July 2004

All values are in thousands of pounds sterling unless otherwise stated

Arrears

Band	Number	Principal	Overdue	%
Current	406,563	29,236,674	(2,970)	98.14%
1.00 - 1.99 months	5,175	337,853	3,055	1.13%
2.00 - 2.99 months	1,614	102,603	1,635	0.34%
3.00 - 3.99 months	748	47,515	1,093	0.16%
4.00 - 4.99 months	391	24,298	732	0.08%
5.00 - 5.99 months	223	14,029	515	0.05%
6.00 -11.99 months	354	21,352	1,107	0.07%
12 months and over	35	1,895	223	0.01%
Properties in Possession	78	4,264	350	0.01%
Total	415,181	29,790,483	5,740	100.00%

Definition of Arrears

This arrears multiplier is calculated as the arrears amount (which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Movement in Shares of Trust

	Funding	Seller
	£000's	£000's
Balance Brought Forward	16,083,915	13,910,416
Replenishment of Assets	0	1,270,653
Acquisition by Funding	0	0
Distribution of Principal Receipts	(947,865)	(525,249)
Allocation of Losses	(8)	(8)
Share of Capitalised Interest	2,343	2,026
Payment Re Capitalised Interest	(2,343)	2,343
Balance Carried Forward	15,136,042	14,660,181
Carried Forward Percentage	50.79853%	49.20147%
Minimum Seller Share	1,275,372	4.28%

Holmes Financing No 6 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited

For Period 09 June 2004 to 08 July 2004

All values are in thousands of pounds sterling unless otherwise stated

Cash Accumulation Ledger

	£000's
Brought Forward	656,435
Additional Amounts Accumulated	947,865
Payment of Notes	0
Carried Forward	1,604,300

Target Balance		
	406,070	payable on 15th July 2004
	947,865	payable on 15th October 2004
	250,365	payable on 15th April 2005
	1,604,300	

Liquidity Facilities	Drawn £000's	Undrawn £000's
Holmes Funding	£0	£25,000
Holmes Financing 1	£0	£25,000
Holmes Financing 2	£0	£25,000
Holmes Financing 3	£0	£25,000
Holmes Financing 4	£0	£25,000
Holmes Financing 5	£0	£25,000
Holmes Financing 6	£0	£25,000

Excess Spread *

Quarter to 15/04/04	0.3687%
Quarter to 15/01/04	0.4098%
Quarter to 15/10/03 (Restated)**	0.3433%
Quarter to 15/07/03 (Restated)**	0.3852%

*Excess spread is calculated by reference to deferred consideration
  (determined according to relevant accounting policies) for the period,
  adjusted for non-cash related items and items relating to amounts
  falling due after transfers to the first and second reserve funds in the
  Funding Revenue Priority of Payments, expressed as a percentage of
  the average note balance over that period.

**The figures for excess spread in prior periods have been restated to
  incorporate the cumulative effects of accounting adjustments. This
  restatement does not affect the past or current cash value of amounts
  standing to the credit of either the first or the second reserve funds.

Reserve Funds	First Reserve	Second Reserve	Funding Reserve
Balance as at 15/04/2004	£338,000,000.00	£7,977,968.00	£67,722,808.72
Required Amount as at 15/04/2004	£338,000,000.00	£7,977,968.00	£70,000,000.00
Percentage of Notes	2.02%	0.05%	0.40%

All values are in thousands of pounds sterling unless otherwise stated

Properties in Possession

Stock

	Current Period	
	Number	£000's
Brought Forward	78	4,499
Repossessed in Period	11	1,202
Sold in Period	(11)	(1,437)
Carried Forward	78	4,264

	Cumulative	
	Number	£000's
Repossessed to date	571	37,309
Sold to date	(493)	(33,045)
Carried Forward	78	4,264

Repossession Sales Information

Average time Possession to Sale	82 Days
Average arrears at time of Sale	£3,444

MIG Claim Status

	Number	£000's
MIG Claims made	195	1,382
MIG Claims outstanding	1	7

Average time claim to payment	36

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £25 billion

Proposed Changes
Abbey has requested Fitch Ratings to confirm the impact on the rating of the issued securities
if the minimum required short term rating of Abbey as sterling account bank / GIC provider is
changed to F1 from F1+. Once Fitch has completed its review of the appropriate documentation
amendments, it expects to confirm that this change will have no effect on the rating of any of the
securities issued by any of the Issuers. In addition, it has indicated that in the event that Abbey
is downgraded below F1 then Abbey's obligations will either need to be guaranteed by a third
party rated at least F1 or transferred to a counterparty rated at least F1, within 30 days of the
downgrade, to prevent a downgrade by Fitch of any of the issued securities

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8
02Q3	-	703	-	-	352	-	-	-
02Q4	-	-	-	-	352	-	-	-
03Q1	-	-	750	-	-	-	-	-
03Q2	-	-	-	-	-	-	-	-
03Q3	600	-	-	-	-	481	-	-
03Q4	-	176	-	191	-	481	-	-
04Q1	-	176	-	191	-	-	241	-
04Q2	-	176	-	191	-	-	241	-

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8
04Q2	-	-	-	-	-	-	-	-
04Q3	-	176	-	191	-	-	-	-
04Q4	-	-	-	-	698	-	-	-
05Q1	-	-	750	-	-	-	-	-
05Q2	-	-	-	-	-	801	-	1,001
05Q3	650	-	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-	-
06Q1	-	125	-	-	-	-	803	-
06Q2	-	125	-	-	-	-	-	-
06Q3	-	125	500	1,340	-	-	-	-
06Q4	-	-	-	350	875	-	-	-
07Q1	-	-	-	-	-	-	161	812
07Q2	-	-	-	-	-	634	161	-
07Q3	575	-	-	-	-	-	-	-
07Q4	-	300	-	-	-	770	-	-
08Q1	-	-	-	-	-	-	-	-
08Q2	-	-	-	-	-	500	592	221
08Q3	-	-	-	-	-	-	-	221
08Q4	-	-	-	-	-	-	-	221
09Q1	-	-	-	-	-	-	-	1,171
09Q2	-	-	-	-	-	-	-	-
09Q3	-	-	-	-	-	-	-	-
09Q4	-	-	-	-	-	-	-	-
10Q1	-	-	-	-	-	-	-	-
10Q2	-	-	-	-	-	-	-	-
10Q3	250	-	-	-	-	-	-	-
10Q4	-	-	-	-	-	-	-	-

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 June 2004 to 08 July 2004

All values are in thousands of pounds sterling unless otherwise stated



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 6) PLC

Dated: 28 July 2004	**By / s / Gail McGrath**
	(Authorised Signatory)